 Exhibit 99.77(D)

Form N-SAR, Item 77

for Voya Partners, Inc.

(the “Registrant”)

ITEM 77D - Policies with respect to security investments

1.          On October 22, 2013, a majority of the Board of Directors (“Board”) of ING PIMCO Total Return Portfolio approved a change with respect to the Portfolio’s name from ING PIMCO Total Return Portfolio to VY PIMCO Bond Portfolio with related changes to the Portfolio’s principal investment strategies effective May 1, 2014. The first paragraph of the Portfolio’s principal investment strategies was deleted and replaced with the following:

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in a diversified portfolio of fixed-income instruments of varying maturities which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. The Portfolio will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the duration of the Barclays U.S. Aggregate Bond Index as calculated by the sub-adviser (“Sub-Adviser”).

2.          On January 22, 2014, the Board of Voya Global Bond Portfolio approved a modification to the Portfolio’s policies with respect to derivatives to require a lower credit quality rating from at least “A” to “BBB” effective May 1, 2014. The policy was revised as follows:

A Portfolio will not enter into any swap, cap, floor, or collar transaction unless, at the time of entering into such transaction, the unsecured long-term debt of the counterparty, combined with any credit enhancements, is rated at least BBB by Moody’s or S&P, has an equivalent credit quality by the adviser or sub-adviser.

3.          On March 5, 2014, the Board of VY Oppenheimer Global Portfolio approved a revision to the Portfolio’s principal investment strategies clarify that the Portfolio may also invest in certain companies for “special situations” effective May 1, 2014. The Portfolio’s principal investment strategies were revised to include the following:

At times, the Portfolio may seek to benefit from what are considered to be “special situations,” such as mergers, reorganizations, restructurings or other unusual events that are expected to affect a particular issuer. There is a risk that the anticipated change or event might not occur, which could cause the price of the security to fall, perhaps sharply. In that case, the investment might not produce the expected gains or might cause a loss. This is an aggressive investment technique that may be considered speculative.